February 6, 2018

Via EDGAR and Overnight Courier

Ms. Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4631

Washington, D.C. 20549

Re:                            ARC Group Worldwide, Inc.

Supplemental Response re: Amendment No. 2 to Registration Statement on Form S-1

Filed January 26, 2018

File No. 333-221967

Dear Ms. Long:

On behalf of ARC Group Worldwide, Inc. (the “Company”), we are responding to the telephonic request from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), received on February 5, 2018, to provide further clarification in respect of our revised tax opinion, dated January 26, 2018 (the “Tax Opinion”), rendered by our law firm and filed as Exhibit 8.1 to the Amendment No. 2 to the Registration Statement on Form S-1, filed by the Company with the SEC on January 26, 2018 (the “Amendment No. 2”).  Specifically, you have requested that we provide further support regarding the basis and necessity for the qualifications in our Tax Opinion related to: (i) the lack of interpretive legal authority; and (ii) various facts applicable to our analysis and legal conclusions.

As concluded in our Tax Opinion set forth as part of Amendment No. 2, the distribution of rights by the Company should be treated as a non-taxable stock dividend under Section 305(a) of the Internal Revenue Code, as amended (the “Code”).  Section 305(b) of the Code, however, states that the distribution of the rights would be taxable as a “disproportionate distribution” if the rights offering were to be treated as a distribution, or part of a series of distributions, that have the effect of:

(1)                               the receipt of cash or other property by some of our shareholders, and

(2)                                 an increase in the proportionate interests of our other shareholders in the assets or earnings and profits of the Company.

Pursuant to the terms of the Company’s rights offering, if a shareholder exercises its basic subscription rights in full, and other shareholders do not fully exercise their basic subscription rights, the Company will grant the first-mentioned shareholder an over-subscription right to purchase, at the same subscription price, additional shares of the Company’s Common Stock that remain unsubscribed at the expiration of the rights offering.

In addition, a small group of shareholders of the Company, referred to as the backstop purchasers, have each committed to purchasing the remaining available shares not otherwise subscribed as basic subscriptions or over-subscriptions in the rights offering.  As a consequence, if each of the Company’s shareholders does not exercise its basic subscription rights in full, the rights offering could result in a change to the respective ownership percentages of the shareholders and their corresponding rights to the assets, earnings and profits of the Company.  In other words, the rights offering could result in a disproportionate ownership shift in the Company.

On the basis of our analysis, we do conclude in our Tax Opinion that the securities issued in the Company’s rights offering “should” be treated, for U.S. federal income tax purposes, as a non-taxable distribution.  However, as indicated in Amendment No. 2, which constitutes part of our Tax Opinion, there is no IRS or judicial authority addressing the application of the Code to distributions of subscription rights in general, or rights offerings with backstop purchase arrangements in particular.  In the absence of such authority, or any judicial interpretations that could serve as the reference framework on which to base an opinion as to how the IRS may decide to treat any rights offering that is likely to result in an ownership shift in a corporation, we cannot reasonably provide an opinion stating that the IRS “will” treat the rights distribution as a non-taxable stock dividend under Section 305(a) of the Code.  For example, there is nothing to prevent the IRS Office of Chief Counsel from issuing a Memorandum stating that a rights distribution foreseeably resulting in an ownership shift of a corporation will be treated as a disproportionate distribution under Section 305(b) of the Code under circumstances that may apply to the Company, or from taking that same position during a Company audit, since at the present date that would not conflict with any prior guidance issued by the IRS.

In addition, we analyze and discuss the factual basis for a “disproportionate distribution” in our Tax Opinion because that assessment is highly relevant to the legal analysis required for us to render our conclusion.  The distribution of the rights would be taxable under Section 305(b) of the Code if the rights offering were to be treated as a distribution or part of a series of distributions that have the effect of the receipt of cash or other property by some of our shareholders and an increase in the proportionate interest of our other shareholders in our assets or earning and profits.  The Treasury Regulations promulgated under Section 305(b) provide a safe-harbor pursuant to which the receipt of cash or property occurring more than 36 months following a distribution or series of distributions of stock, or a distribution made more than 36 months following the receipt of cash or property, will be presumed not to result in the receipt of cash or property by some shareholders and an increase in the proportionate interest of other shareholders (unless the receipt of cash or property by some shareholders and the distribution or series of distributions are made pursuant to a plan). The Company has not made any distributions of cash or non-stock property with respect to its common stock within the last 36 months, and does currently not intend to do so.  Therefore, the rights offering may fall under the safe-harbor rule.  However, the application of the safe-harbor rule, and the determination of whether a distribution or series of distributions or the receipt of property or cash has occurred, is very fact specific.  Thus, in the absence of applicable authority issued by the IRS or any courts with respect to rights distributions, we cannot provide an unqualified opinion that the distribution of rights by the Company will not be treated as a disproportionate distribution.

For the reasons stated above, the conclusions of our Tax Opinion must therefore be qualified in respect of both: (i) the lack of applicable authority; and (ii) certain highly relevant facts appertaining to determinations of disproportionate distributions.

We respectfully request that you and the Staff accept the foregoing explanations regarding the basis and necessity for the qualifications to our Tax Opinion.  Should you have additional questions or comments, please do not hesitate to contact the undersigned at (212) 509-4723.  Thank you very much.

Sincerely yours,

/s/ Travis L. Gering
Travis L. Gering
Partner